UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-18761

Monster Beverage Corporation(1)

(Exact name of registrant as specified in its charter)

1 Monster Way

Corona, California 92879

(951) 739-6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.005 per share

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   One (1)

(1)   On June 12, 2015, Monster Beverage 1990 Corporation (formerly Monster Beverage Corporation) (“Old Monster”) completed a holding company reorganization in which it merged (the “Merger”) with New Laser Merger Corporation (“Merger Sub”), a wholly owned subsidiary of Monster Beverage Corporation (formerly New Laser Corporation) (the “Company”), as contemplated by the Transaction Agreement (as amended, the “Transaction Agreement”), dated as of August 14, 2014, by and among Old Monster, the Company, Merger Sub, The Coca-Cola Company (“TCCC”) and European Refreshments, a TCCC subsidiary, as amended by the amendment thereto, dated as of May 4, 2015, by and among Old Monster, the Company, Merger Sub, TCCC and European Refreshments.  The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old Monster, which is now a wholly-owned subsidiary of the Company, under the Exchange Act, and does not affect the reporting obligations of the Company, which is the successor to Old Monster under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Monster Beverage Corporation has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

MONSTER BEVERAGE CORPORATION

Date:	June 22, 2015	By:	/s/ Hilton H. Schlosberg
		Name:	Hilton H. Schlosberg
		Title:	Vice Chairman of the Board of Directors, President, Chief Financial Officer, Chief Operating Officer and Secretary